EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                               December 31, 2008

TEL AVIV STOCK EXCHANGE             SECURITIES AUTHORITY

www.tase.co.il                      www.isa.gov.il

            IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM THE
                      COMPANY'S REGULAR COURSE OF BUSINESS

                 Subject of the Event: Refund of Excess Interest

With the arrival of the payment date of the special line of credit granted to the Bank by the Bank of Israel (which falls on December 31, 2008) and following discussions between the Bank and the Bank of Israel, the Bank and the Bank of Israel reached an agreement by which, subject to the payment of the line on December 31, 2008, the Bank of Israel will return to the Bank the sum of NIS 48,600,000 for the charges charged to the Bank for the line of credit in excess of the Bank of Israel interest rate. The Bank confirmed that with the return of the above sum it will have no further claims for the return of sums it was charged for the line.

The date and time when the Company was first made aware of the event or matter:

December 30, 2008 at 12:00 P.M.